August 30, 2024

Samantha Stoddard
Executive Vice President and Chief Financial Officer
JELD-WEN Holding, Inc.
2645 Silver Crescent Drive
Charlotte, NC 28273

       Re: JELD-WEN Holding, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Form 8-K filed February 20, 2024
           Form 8-K filed May 6, 2024
           Response dated July 19, 2024
           File No. 001-38000
Dear Samantha Stoddard:

       We have reviewed your July 19, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 10, 2024 letter.

Form 10-K for the fiscal year ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Segment Results, page 45

1.     We note your non-GAAP reconciliations of Adjusted EBITDA on pages 46 and
47
       include a subtotal column that you identify as    Total Operating
Segments." Since each
       subtotal in this column represents a non-GAAP financial measure that would not comply with Question 100.01 of the Compliance and Disclosure Interpretations for Non-GAAP
       Financial Measures, please revise your reconciliations in future flings to delete this subtotal column. This comment is also applicable to your presentation of this subtotal column in the Segment footnote, in earnings releases filed under Form 8-K, and in quarterly filings.
 August 30, 2024
Page 2

       Please contact Jeffrey Gordon at 202-551-3866 or Anne McConnell at 202-551-3709 if
you have questions regarding comments on the financial statements and related matters.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing